UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Change in the Board of Directors

Ms. Mingjie Sun and Mr. Jianguang Li have resigned from their respective roles as independent directors of the board of directors (the “Board”) of TCTM Kids IT Education Inc. (the “Company”), effective on June 9, 2025 and June 10, 2025, respectively. The resignations of Ms. Mingjie Sun and Mr. Jianguang Li do not result from any dispute or disagreement with the Company. Following the change, the Board is comprised of five members, including (i) Mr. Shaoyun Han, (ii) Mr. Heng Wang, (iii) Ms. Linjing Xu, (iv) Mr. Zhe Sun, and (v) Mr. He Huang, with a majority of the members being independent directors.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into each of (i) the registration statements on Form F-3 (No. 333-284305), and (ii) the registration statements on Form S-8 (No. 333-279404, No. 333-270547, No. 333-228771, No. 333-204494 and No. 333-197226), to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: June 11, 2025